Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 17, 2022

TO THE PROSPECTUS DATED JULY 22, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated July 22, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2022;

•	to disclose the calculation of our September 30, 2022 net asset value (“NAV”) per share for each class of our common stock; and

•	to update the “Prior Performance Summary” section of the Prospectus.

November 1, 2022 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class T	$10.02
Class S	$10.02
Class D	$10.02
Class I	$10.02

As of September 30, 2022, we had not sold any Class T, Class S, Class D or Class I shares. As a result, the transaction price for our Class T, Class S, Class D and Class I shares is equal to the NAV per share for our Class E shares as of September 30, 2022. Class E shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of September 30, 2022 ($ and shares in thousands):

Components of NAV	September 30, 2022
Investments in real estate debt	$16,825
Cash and cash equivalents	2,734
Other assets	11,233
Debt obligations	(4,000)
Other liabilities	(1,700)
JPMIM mandatorily redeemable Class E units(1)	(15,794)

Net Asset Value	$9,298

Number of outstanding shares	928

(1)

Represents Class E units in the Operating Partnership held by J.P. Morgan Investment Management Inc. (the “Adviser” or “JPMIM”) that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem the Class E units once sufficient availability exists under the share repurchase agreements. Therefore, the Class E units held by JPMIM are classified as a liability pursuant to ASC 480 Distinguishing Liabilities From Equity and are presented as “JPMIM mandatorily redeemable Class E units” at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the JPMIM mandatorily redeemable Class E units are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per unit of $10.02.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class E Shares	Total
Net asset value attributable to common stockholders	$9,298	$9,298
Number of outstanding shares	928	928

NAV per share	$10.02

Consistent with our disclosure in the prospectus regarding our NAV calculation, our investment in real estate debt is initially valued at cost. In the future, as we establish new values for our investments, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Prior Performance Summary

The following disclosure is added to the Prospectus following the last bullet point in the section titled “Prior Performance Summary—Prior Program Summary.”

Of the prior programs listed above, nine programs have investment objectives similar to ours. These programs are SPFA, JMF II, SPFE, SPF, IG, APF, TRF, JMF III and SRF.

2